

September 29, 2014

Via E-mail
Eugenio Gigogne
Chief Financial Officer
Corpbanca
Rosario Norte 660
Las Condes
Santiago, Chile

> **Re:** **Corpbanca**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed May 15, 2014**
> **File No. 001-32305**

Dear Mr. Gigogne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Loan Portfolio, page 94

Normalization Portfolio, page 97

1. We note your disclosure on page 98 that the main difference between the Normalization Portfolio and the renegotiated portfolio for commercial loans, is that loans may be transferred to the Normalization Portfolio prior to the commencement of the renegotiation process to the extent, as defined internally, that the loan has demonstrated evidence of credit deterioration. We further note from your April 2, 2013 response that the Normalization Portfolio includes renegotiated loans, loans paid regularly but with certain delay and loans undergoing legal collection. Please clarify whether there continues to be a difference between your Normalization Portfolio and your renegotiated

commercial loans, and if so, why the footnotes to your table on page 97 indicate that the balances are reflective only of your renegotiated loans.

Risk Index of Our Loan Portfolio, page 99

2.   We note your discussion regarding the changes in your risk index for your commercial, mortgage, and consumer loans which appears to be due to adjustments made to the loan loss allowance. Explain to us the reasons for such adjustments and how these adjustments impact the change to your provision for loan losses and allowance under IFRS.

3.   As a related matter, we note the risk index, on an adjusted basis, for consumer loans decreased partly due to a new allowance for losses model implemented in Chile during 2013. We also note your development of a provisioning model for mortgage loans, which provided a model of expected losses, regularized standards and improved provisioning models for the segment. You disclose on page 107 that the models used for provision of the consumer loan portfolio is different from the provisioning of the mortgage loan portfolio; however, there is no difference between your SBIF provision and IFRS provision for loans collectively evaluated for impairment. Explain to us in greater detail the changes to your allowance for loan loss under both the new consumer loans and mortgage loans models and the impact to your loan loss allowance under IFRS. In your response address how you considered the guidance in IAS 39.BC109 in relation to the model of expected losses for your mortgage loans.

Loans Analyzed on an Individual Basis, page 105

4.   We note your disclosure on page 107 that there is no difference in your SBIF provision and your IFRS provision for loans collectively evaluated for impairment. Pursuant to your response letter dated May 15, 2013, please revise your future filings to clarify that your tabular disclosure on page 107 illustrates the ranges of estimated losses used in determining your SBIF provision for loans analyzed on an individual basis and describe how this differs from your IFRS provision determined for such loans. Please also confirm, if true, that your SBIF provision for loans analyzed on an individual basis was not materially different than the provision calculated under IFRS.

B. Liquidity and Capital Resources, page 142

5.   You state on page 147 that you have implemented some changes aiming to improve your ability to manage your exposure to market and liquidity risks following the guidelines proposed by Basel II and III. In the event that you continue to make changes to your market and liquidity risk management procedures and to the extent that such changes are material, please revise your disclosure in future filings to describe the changes made and how such changes improved your exposure to market and liquidity risks. For example, consider providing disclosure similar to that provided on page 141 of your December 31,

2012 Form 20-F which discusses the structural changes that were made to your market risk management during that period.

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-9

Note 1 – General Information and Summary of Significant Accounting Policies, page F-9

a) Basis of consolidation, page F-9

Controlled Entities, page F-10

6.   We note your tabular presentation of your consolidated entities on page F-11. Please address the following with respect to ownership interests in CorpBanca Investment Valores Columbia (CIVAL) and CorpBanca Investment Trust Colombia (CIT Colombia):

- Please clarify the nature of both your direct and indirect ownership interests in each of these entities. In this regard, clarify whether these entities are subsidiaries of CorpBanca Columbia and if so, Corpbanca Columbia's ownership interest in each entity.
- Please reconcile your ownership interest in these entities as of December 31, 2012 as disclosed on page F-11 with your disclosure on page 41 that indicates you acquired a 99.96% interest in CIVAL and a 99.99% interest in CIT Columbia. In this regard, clarify whether additional transactions occurred subsequent to the acquisition date that decreased your ownership percentage.
- Please explain why in your tabular presentation on page F-11 you do not show a direct ownership interest in CIT Columbia as of December 31, 2012 despite your disclosure on pages 41 and F-90 which indicates that you acquired 99.99% equity interest in CIT Colombia on June 22, 2012 and Corpbanca Colombia acquired 94.5% interest in CIT Colombia from your parent company on June 29, 2012. Please also explain the change in your direct ownership interest in CIT Columbia from December 31, 2012 to December 31, 2013.
- Clarify whether the decrease in your ownership interest in these entities in 2013 was solely due to the decrease in your ownership interest of Corpbanca Columbia.
- Revise your disclosures in future filings accordingly to clarify your ownership interest in these entities.

f) Assets and liabilities measurement and classification criteria, page F-15

f.7 Valuation techniques, page F-21

7.   You state that the valuation models are not significantly subjective since these methodologies can be adjusted and evaluated, as appropriate, through the internal

calculation of fair value and the subsequent comparison with the related actively traded price. Please revise your disclosure in future filings to discuss the types of adjustments that you make to your internal valuations (e.g. liquidity adjustments, etc.), how such adjustments are determined and whether the nature and/or significance of these adjustments impact your classification within the fair value hierarchy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

/s/ Angela Connell for

Stephanie J. Ciboroski
Senior Assistant Chief Accountant